FEDERAL INSURANCE COMPANY

Endorsement No.: 7

Bond Number: 81906461

NAME OF ASSURED: MUNDER SERIES TRUST AND MUNDER SERRIES TRUST II

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD:	from 12:01 a.m. on	May 31,2008
		to 12:01 a.m. on	December 29,2009

This Endorsement applies to loss discovered after 12:01 a.m. on March 3,2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 11, 2009	By
Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

PREMIUM BILL

Insured: MUNDER SERIES TRUST AND MUNDER SERRIES TRUST II	Date: February 11, 2009

Producer: LOCKTON COMPANIES, LLC

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE:	PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
May 31, 2008	81906461	Financial Institution Investment Company Asset Protection Bond		$22,045

To

December 29, 2009

		Endorsement #7 is added.

12.5% Commission

			TOTAL	$22,045

FEDERAL INSURANCE COMPANY
Endorsement No.:	7 Bond
Bond Number:	81906461

NAME OF ASSURED: MUNDER FUNDS

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 5 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on December 29, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 8, 2010

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY
Endorsement No:	8 Bond
Bond Number:	81906461

NAME OF ASSURED: MUNDER FUNDS

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Munder Funds

Munder Series Trust II

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 1

Munder Healthcare Fund

Munder Series Trust

Munder Asset Allocation Fund – Balanced

Munder Bond Fund

Munder Energy Fund

Munder Index 500 Fund

Munder International Fund – Core Equity

Munder International Equity Fund

Munder International Small-Cap Fund

Munder Internet Fund

Munder Large-Cap Growth Fund

Munder Large-Cap Value Fund

Munder Micro-Cap Equity Fund

Munder Mid-Cap Core Growth Fund

Munder Multi-Cap Growth Fund

Munder Small-Cap Value Fund

Munder Tax-Free Short & Intermediate Bond Fund

Munder Technology Fund

Munder Intermediate Bond Fund (The Fund merged with and into Munder Bond Fund on June 13, 2008.)

Munder International Bond Fund (The Fund liquidated on June 27, 2008.)

Munder Real Estate Equity Investment Fund (The Fund liquidated on June 27, 2008.)

Munder Small-Mid Cap 130/30 Fund (The Fund liquidated on December 29, 2008.)

Munder Mid-Cap Value Fund (The Fund liquidated on March 25, 2009.)

Munder S&P MidCap Index Equity Fund (The Fund liquidated on March 24, 2009.)

Munder S&P SmallCap Index Equity Fund (The Fund liquidated on March 24, 2009.)

Munder Small-Mid Cap Fund (The Fund merged with and into Munder Mid-Cap Core Growth Fund on March 27, 2009.)

Munder Tax-Free Money Market Fund (The Fund liquidated on January 26, 2009.)

Munder Cash Investment Fund (The Fund liquidated on April 30, 2009.)

Liquidity Money Market Fund (The Fund liquidated on April 30, 2009.)

Institutional Money Market Fund (The Fund liquidated on April 30, 2009.)

This Endorsement applies to loss discovered after 12:01 a.m. on December 29, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 8, 2010

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 2

Assistant Secretary’s Certificate

I, Melanie Mayo West, Assistant Secretary of Munder Series Trust (“MST”) and Munder Series Trust II (“MST II”) (collectively, the “Funds”), hereby certify that the following resolutions were adopted by the Board of Trustees of the Funds, including a majority of the disinterested Trustees, at a meeting duly called and held on February 11, 2010, at which a quorum was present and acting throughout:

WHEREAS, the Board previously approved fidelity bond coverage for the period from May 31, 2008 to May 31, 2009 written by Federal Insurance Company (the “2008-2009 Bond”), in the aggregate amount of $18,800,000 covering among others, officers and employees of MST and MST II in accordance with the requirements of Rule 17g-1 (“Rule 17g-1”) under the Investment Company Act of 1940, as amended; and

WHEREAS, the Funds extended the term of the 2008-2009 Bond through December 29, 2009 by amending the 2008-2009 Bond effective February 11, 2009 (the “February Amendment”);

WHEREAS, the Funds obtained new fidelity bond coverage for the period December 29, 2009 to May 31, 2010 written by Federal Insurance Company (the “Extension Bond”) in the aggregate amount of $18,800,000 covering among others, officers and employees of MST and MST II in accordance with the requirements of Rule 17g-1; and

NOW, THEREFORE, BE IT RESOLVED, that, having given due consideration to, among other things, (i) the value as of the relevant dates of the aggregate assets of MST and MST II to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of the securities in the portfolios of MST and MST II and (iv) the amount of the bond and the premium for such bond, the Board (all Trustees voting) and the “non-interested” Trustees (voting separately) hereby ratify and approve the February Amendment on behalf of each of MST and MST II; and further

RESOLVED, that the premium of $22,045 for the February Amendment for the period from May 31, 2009 to December 29, 2009 is determined to be reasonable and is hereby ratified and approved in all respects; and further

RESOLVED, that, having given due consideration to, among other things, (i) the value as of the relevant dates of the aggregate assets of MST and MST II to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of the securities in the portfolios of MST and MST II and (iv) the amount of the bond and the premium for such bond, the Board (all Trustees voting) and the “non-interested” Trustees (voting separately) hereby ratify and approve the Extension Bond on behalf of each of MST and MST II; and further

RESOLVED, that the premium of $16,447 for the Extension Bond for the period from December 29, 2009 to May 31, 2010 is determined to be reasonable and is hereby ratified and approved in all respects; and further

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RESOLVED, that the Board (all Trustees voting) and the “non-interested” Trustees (voting separately) hereby ratify and approve the allocation of the premiums for the February Amendment and the Extension Bond among the Funds of MST and MST II, pursuant to the Agreement for the Allocation of Fidelity Bond Premiums, effective as of January 1, 2009, as described at this meeting, having considered all relevant factors, including, but not limited to, the number of other parties named as insureds under the February Amendment, the nature of the business activities of such other parties, the amount and premium of the February Amendment, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each of MST and MST II is less than the premium each of MST or MST II would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED, that the officers of each Fund be, and hereby are, authorized to make filings with the Securities and Exchange Commission, in consultation with Fund counsel, and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act relating to the February Amendment and the Extension Bond; and further

RESOLVED, that the Funds’ officers be, and each of them hereby is, authorized and directed to take such actions and to execute such documents as he or she may deem necessary or appropriate to effect the intent of the foregoing resolutions.

Dated: February 16, 2010	/s/ Melanie Mayo West
Melanie Mayo West Assistant Secretary

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AGREEMENT CONCERNING THE ALLOCATION OF

FIDELITY BOND PREMIUMS AND RECOVERIES

AGREEMENT effective as of the 1st day of January 2009 between Munder Series Trust (“MST”) and Munder Series Trust II (“MST II”) on behalf of each of their series (each a “Fund” and together, the “Funds”):

WHEREAS, each of the Funds is a named insured under certain fidelity bond coverage written by Federal Insurance Company (the “Insurer”) in the aggregate amount of $18,800,000 as of the date of this Agreement (the “Fidelity Bond”), which Fidelity Bond is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940; and

WHEREAS, the Funds desire to enter into an agreement in order to meet the requirements of Rule 17g-1(f) and to ensure that premiums on the Fidelity Bond and any recovery received under the Fidelity Bond are allocated in a fair and equitable manner;

NOW, THEREFORE, the Funds do hereby agree as follows:

1. The premium payable on the Fidelity Bond by each Fund shall be allocated as follows: 50% of any Fidelity Bond premium across the Funds equally and 50% across the Funds based on their relative average net assets.

The obligations of “MST II” entered into the name or on behalf thereof by any of the Trustees, officers, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, officers, representatives or agents of the trust personally, but bind only the respective trust property, and all persons dealing with any class of shares of the trust must look solely to the trust property belonging to such class for the enforcement of any claims against the trust.

2. In the event that the claims of loss of two or more Funds are so related that the Insurer is entitled to assert that the claims must be aggregated with the result that the total amount payable on such claims is limited to the face amount of the Fidelity Bond, the following rules for determining, as between the Funds, the priorities for satisfaction of the claims under the Fidelity Bond shall apply:

a. First, all claims of each Fund which have been duly proven and established under the Fidelity Bond shall be satisfied up to the minimum amount of the Fidelity Bond applicable to such Fund, as determined pursuant to Rule 17g-1(d) based on the Fund’s assets as of the quarter end prior to the most recent Fidelity Bond renewal or extension, so that each Fund shall receive an amount equal to the amount which it would have otherwise received had it provided and maintained a single insured bond under Rule 17g-1(d); and

b. Second, the remaining amount of insurance, if any, shall then be applied to claims of the Fund in proportion to the total of the unsatisfied amount of the claims of each Fund.

3. If in the future any additional series of a Fund is created (an “Additional Portfolio”), such Additional Portfolio shall become subject to this Agreement without amendment if the Insurer is willing to add the Additional Portfolio as a named insured under the Fidelity Bond and the Fidelity Bond is either (i) sufficient in amount to provide coverage in the minimum amount under Rule 17g-1(d) of a separate bond for the Additional Portfolio and for all existing Funds without requiring an increase in the Fidelity Bond; or (ii) amended to increase the Fidelity Bond by an amount not less than the amount which would have been required for the Additional Portfolio to obtain a separate bond under Rule 17g-1(d) and written notice is provided to the Funds of such amendment.

IN WITNESS WHEREOF, each of the undersigned entities has caused this Agreement to be executed by an officer thereunder duly authorized as of the date first above written.

Munder Series Trust

Munder Series Trust II

By:	/s/ Melanie Mayo West
Name:	Melanie Mayo West
Title:	Assistant Secretary

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